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                                                                   Exhibit 99.01

July 12, 1996


VIA FAX:   310-789-4080

TO:        Dave Pierce
           FX Energy


Dear Dave:

I hereby accept the appointment to become a member of the Board of Directors for FX Energy, effective the day after the current public offering of your common stock.

I look forward to working with you and the other members of the Board.


Sincerely,

/s/ J. W. Decker

J.W. Decker